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March 13, 2017

Christina Chalk Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	YY Inc. (CIK No. 0001530238)
Response to the Staff’s Comment Letter Dated March 10, 2017

Dear Ms. Christina Chalk:

On behalf of our client, YY Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 10, 2017. Concurrently with the submission of this letter, the Company is filing an amendment to the tender offer statement on Schedule TO-I (the “Amendment to Schedule TO-I”) and an exhibit via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment to Schedule TO-I.

Securities and Exchange Commission

March 13, 2017

Schedule TO - General

1.	The offer is currently set to expire at 5:00 p.m. New York City time on March 30, 2017. On page 2 to the Notice of Repurchase (paragraph (vii)(A)), your disclosure states that Holders may tender notes from March 6, 2017, which would mean that the offer will be open for less than twenty full business days. However, the press release dated March 1, 2017 and filed as Exhibit 99(a)(5) to the Schedule TO-I indicates that Holders may tender as of that date. Please advise or revise to extend the offer period to ensure that that your offer is open at least twenty full business days. See Exchange Act Rules 13e-4(f)(1)(i), 13e-4(a)(3) and 13e-4(a)(4).

The Company respectfully advises the Staff that, in compliance with the twenty business days requirements under the Exchange Act Rules 13e-4, the Company (i) delivered the form of the repurchase right notice (the “Notice”) to Deutsche Bank Trust Company Americas (the “Paying Agent”) on March 1, 2017, (ii) requested that the Paying Agent begin to accept surrenders of the convertible note on March 1, 2017 and (iii) issued a press release on March 1, 2017, informing the public that noteholders shall begin to exercise their repurchase right on March 1, 2017. The Company confirms that the tender offer period commenced on March 1, 2017.

The Company referred to March 6, 2017 in the Notice in order to comply with the general requirement on notice formality pursuant to the indenture dated as of March 24, 2014 between the Company and the Paying Agent (the “Indenture”). Pursuant to Section 15.01 of the Indenture, the Company is contractually obligated to inform the noteholders of their repurchase rights under the Indenture and commence to accept repurchase requests from noteholders no later than March 6, 2017, twenty business days prior to the actual redemption date as defined under the Indenture. The Company respectfully advises the Staff that, as stated in the Notice, the reference to this date is a mere restatement of the formality requirements under Section 15.01 of the Indenture. The Company has informed the noteholder through the press release and its instruction to the Paying Agent that the tender period commenced on March 1, 2017 and started to accept repurchase request starting from March 1, 2017.

Securities and Exchange Commission

March 13, 2017

2.	We note that you intend to borrow from the Industrial and Commercial Bank of China (Thai) Public Company Limited in order to fund the repurchase of the Notes. Please file the loan agreement as an exhibit to the Schedule TO-I as required by Item 12 of Schedule TO and Item 1016(b) of Regulation M-A.

In response to the Staff’s comment, the Company has filed as exhibit (b) to the Amendment to Schedule TO-I the loan agreement made on January 19, 2017 by the Company as the evidence for the Industrial and Commercial Bank of China (Thai) Public Company Limited.

*      *      *

If you have any questions regarding this response letter or the Amendment to the Schedule TO-I, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Eric He, Chief Financial Officer, YY Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP